UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. ___)

                                BIOENVISION, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    09059N100
                                 (CUSIP Number)

                                 KEITH TARLETON
                   PERSEUS-SOROS BIOPHARMACEUTICAL FUND, L.P.
                         888 SEVENTH AVENUE, 29TH FLOOR
                               NEW YORK, NY 10106
                            TEL. NO.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                   MAY 8, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 98241108                                                  PAGE 2 OF 23

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus-Soros BioPharmaceutical Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        9,000,000 (1)
          NUMBER OF
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY                   0
           OWNED BY
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                     9,000,000 (1)
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.0% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1 Assuming full conversion of the Series A Convertible Participating Preferred Stock and including Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

CUSIP NO. 98241108                                                  PAGE 3 OF 23

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        9,000,000 (1)
          NUMBER OF
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY                   0
           OWNED BY
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                     9,000,000 (1)
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.0% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1 Assuming full conversion of the Series A Convertible Participating Preferred Stock and including Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

CUSIP NO. 98241108                                                  PAGE 4 OF 23

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY                   9,000,000 (1)
           OWNED BY
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        9,000,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1 Assuming full conversion of the Series A Convertible Participating Preferred Stock and including Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

CUSIP NO. 98241108                                                  PAGE 5 OF 23

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY                   9,000,000 (1)
           OWNED BY
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        9,000,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1 Assuming full conversion of the Series A Convertible Participating Preferred Stock and including Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

CUSIP NO. 98241108                                                  PAGE 6 OF 23

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         SFM AH, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY                   9,000,000 (1)
           OWNED BY
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        9,000,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1 Assuming full conversion of the Series A Convertible Participating Preferred Stock and including Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

CUSIP NO. 98241108                                                  PAGE 7 OF 23

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY                   9,000,000 (1)
           OWNED BY
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        9,000,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1 Assuming full conversion of the Series A Convertible Participating Preferred Stock and including Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

CUSIP NO. 98241108                                                  PAGE 8 OF 23

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY                   9,000,000 (1)
           OWNED BY
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        9,000,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IA
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1 Assuming full conversion of the Series A Convertible Participating Preferred Stock and including Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

CUSIP NO. 98241108                                                  PAGE 9 OF 23

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY                   9,000,000 (1)
           OWNED BY
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        9,000,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO; IA
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1 Assuming full conversion of the Series A Convertible Participating Preferred Stock and including Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

CUSIP NO. 98241108                                                 PAGE 10 OF 23

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus EC, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY                   9,000,000 (1)
           OWNED BY
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        9,000,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1 Assuming full conversion of the Series A Convertible Participating Preferred Stock and including Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

CUSIP NO. 98241108                                                 PAGE 11 OF 23

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseuspur, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES              8       SHARED VOTING POWER
         BENEFICIALLY                   9,000,000 (1)
           OWNED BY
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        9,000,000 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1 Assuming full conversion of the Series A Convertible Participating Preferred Stock and including Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

CUSIP NO. 98241108                                                 PAGE 12 OF 23


ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), issued by Bioenvision, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at One Rockefeller Plaza, Suite 1600, New York, New York 10020.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f). This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser"); (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("Perseus-Soros Partners");
(iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("Perseus Partners"); (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation"); (v) SFM AH, Inc., a Delaware corporation ("SFM AH"); (vi) Perseus EC, LLC, a Delaware limited liability company ("Perseus EC"); (vii) Perseuspur, LLC, a Delaware limited liability company ("Perseuspur"); (viii) Mr. Frank H. Pearl ("Mr. Pearl"); (ix) Mr. George Soros ("Mr. Soros"); and (x) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC").

                  The Purchaser was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseus-Soros Partners is the general partner of the Purchaser and was formed to act as the general partner of the Purchaser. Perseus Partners and SFM Participation are the managing members of Perseus-Soros Partners.

                  Perseus Partners was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseus EC is the managing member of Perseus Partners. Perseus EC was formed in order to manage Perseus Partners and to make investments through Perseus Partners and to fulfill such other purposes as may be determined by Perseus Partners from time to time. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus EC. Perseuspur is a member of Perseus EC. Perseuspur was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. Set forth on Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of

CUSIP NO. 98241108                                                 PAGE 13 OF 23


Perseuspur. Mr. Pearl is the sole member of Perseuspur and in such capacity, he may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Perseus-Soros Partners, Perseus Partners, Perseus EC, Perseuspur and Mr. Pearl each may be deemed to be a beneficial owner of the Common Stock held for the account of the Purchaser.

                  SFM Participation was formed in order to engage in the acquiring, holding and disposing of investments in various companies. SFM AH is the general partner of SFM Participation. Mr. Soros is the sole shareholder of SFM AH. Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause SFM AH, as the general partner of SFM Participation, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership in SFM AH and (b) the assignment to SFM LLC of the general partnership interest in SFM Participation (the "SFM AH Contract"). Set forth on Annex C hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the executive officers of SFM AH.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, SFM Participation and SFM AH each may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

                  Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, SFM LLC, pursuant to the provisions of the SFM AH Contract, Mr. Soros, in his capacity as Chairman and President of SFM LLC, may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

                  The address of the principal business and principal office of the Purchaser is 888 Seventh Avenue, 29th Floor, New York, NY 10106. The address of the principal business and principal office of (i) Perseus-Soros Partners,
(ii) Perseus Partners, (iii) Perseus EC, (iv) Perseuspur and (v) Mr. Pearl is 2099 Pennsylvania Avenue, Suite 9001, Washington, D.C. 20006-1813. The present principal occupation or employment of Mr. Pearl is as executive officer of Perseus, LLC and its related entities. Mr. Pearl is a United States citizen.

CUSIP NO. 98241108                                                 PAGE 14 OF 23


                  The address of the principal business and principal offices of
(i) SFM Participation, (ii) Mr. Soros, (iii) SFM AH and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  (d) and (e). During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by SFM LLC and the other Reporting Persons assume no responsibility for such information. Information contained herein concerning Perseus Partners, Perseus EC, Perseuspur and Mr. Pearl has been provided by each such Reporting Person and the other Reporting Persons assume no responsibility for such information.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to a Securities Purchase Agreement, dated as of May 7, 2002 (the "Securities Purchase Agreement"), among the Purchaser and the Company, the Company issued and the Purchaser acquired 3,000,000 shares of the Company's Series A Convertible Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), and a warrant (the "Warrant" and, together with the Series A Preferred Stock, the "Securities") to purchase 3,000,000 shares of Common Stock for an aggregate purchase price of $9,000,000 (the "Purchase Price"). The source of the Purchase Price was capital contributions from the partners of the Purchaser.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Except as disclosed herein, the Reporting Persons have acquired the shares of Series A Preferred Stock and the Warrant for investment purposes.

                  A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and incorporated by reference herein, a copy of the Certificate of Designation for the Series A Preferred Stock

CUSIP NO. 98241108                                                 PAGE 15 OF 23

(the "Series A Certificate") is attached hereto as Exhibit 3 and incorporated herein by reference, a copy of the Warrant is attached hereto as Exhibit 4 and incorporated herein by reference and a copy of the Registration Rights Agreement (the "Registration Rights Agreement") is attached hereto as Exhibit 5 and incorporated herein by reference. Set forth below is a summary of the material terms of the Securities Purchase Agreement, Series A Certificate, the Warrant and the Registration Rights Agreement.

                  The following summary is qualified in its entirety by reference to the Securities Purchase Agreement, the Series A Certificate, the Warrant and the Registration Rights Agreement.

TERMS OF THE SECURITIES PURCHASE AGREEMENT

                  BOARD REPRESENTATION. Pursuant to the Securities Purchase Agreement, the Board of Directors of the Company (the "Board") appointed two Purchaser representatives to the Board, Steve Elms and Andrew Schiff, M.D. In addition, pursuant to the Securities Purchase Agreement, at any time that the Purchaser and its affiliates (as such term is defined in Rule 405 of the Securities Act of 1933, as amended) are not represented on the Board and hold at least: (i) 25% of the shares of Series A Preferred Stock or (ii) 10.0% of the outstanding Common Stock on an "as-converted basis," the Purchaser shall have certain consultation rights, including but not limited to (a) appointing a non-voting representative to attend meetings of the Board and (b) to make proposals, recommendations and suggestions to the Company's officers and directors relating to the business and affairs of the Company at such reasonable times as may be requested by the Purchaser (the Company will not be required to accept such proposals, recommendations or suggestions).

TERMS OF THE SERIES A PREFERRED STOCK

                  DIVIDENDS. The holders of the outstanding shares of Series A Preferred Stock shall be entitled to receive cumulative dividends in cash (except as set forth below), quarterly in arrears on the 30th day of January, April, July and October of each year (each a "Dividend Payment Date") equal to the 5% of the initial Liquidation Preference (as defined in the Series A Certificate) per share of Series A Preferred Stock, whether or not declared by the Board. Dividends shall begin to accrue on the Series A Preferred Stock as of May 7, 2002. Dividends on each share of Series A Preferred Stock shall be cumulative; therefore, if a full or partial dividend on the shares of Series A Preferred Stock with respect to any quarter is not declared by the Board, the Company shall remain obligated to pay a full dividend with respect to that quarter, provided, however, that any unpaid dividends shall not bear interest. At the election of the Company, any

CUSIP NO. 98241108                                                 PAGE 16 OF 23


accrued but unpaid dividends may be paid in cash at any time. At the election of the Company, each dividend on the Series A Preferred Stock may be paid in shares of Common Stock. Dividends paid in shares of Common Stock shall be paid in full shares only, with cash payment equal to the value of any fractional shares. The issuance of such shares of Common Stock shall be valued at the average of the per share Market Price (as defined in the Series A Certificate) for the ten Trading Day (as defined in the Series A Certificate) period immediately preceding the date on which the dividend becomes due.

                  CONVERSION. Each share of Series A Preferred Stock shall be convertible into a number of shares of Common Stock equal to the applicable Liquidation Amount (as discussed below) divided by the then applicable Conversion Price (as discussed below) upon the earlier to occur of (i) the election of the holder to convert, at any time after the issue date, or (ii) if, at any time after May 8, 2003, the first anniversary of the issue date, upon which both (x) the average of the Market Price per share of Common Stock for 30 consecutive Trading Days exceeds $10.00 (with appropriate adjustment made for any stock dividend, split-up or subdivision or any combination or reclassification made or effected subsequent to the issue date) and (y) the average trading volume for the Common Stock during such period exceeds 150,000 shares (subject to adjustment in the event of stock split, reverse stock splits, stock dividends, recapitalizations or similar events)per Trading Day. On May 8, 2002, the issue date, "Liquidation Amount" is equal to $3.00 per share of Common Stock, the "Conversion Price" is equal to $1.50 per share of Common Stock and the Common Stock conversion rate is two for one. The Conversion Price and the number of shares issuable upon conversion of the Series A Preferred Stock will be subject to adjustment upon the occurrence of certain events as set forth in the Series A Certificate.

                  LIQUIDATION PREFERENCES. Upon a voluntary or involuntary liquidation, under applicable bankruptcy or reorganization legislation, or dissolution or winding up of the Company (each, a "Liquidation"), before any distribution of assets shall be made to the holders of junior securities, the holder of each share of Series A Preferred Stock then outstanding shall be paid out of the assets of the Company legally available for distribution to its stockholders an amount per share equal to the original issue price per share of the Series A Preferred Stock ($3.00, as adjusted for stock splits, dividends, combinations or other recapitalization of the Series A Preferred Stock) plus all dividends accrued but unpaid on such share (whether or not declared) up to the date of the liquidation. Upon the completion of the distribution described in the foregoing sentence, and any other distribution to any other class or series of senior securities, if

CUSIP NO. 98241108                                                 PAGE 17 OF 23


assets remain in the Company, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of shares of Series A Preferred Stock, the holders of shares of any series of preferred stock entitled to a participating payment and the holders of Common Stock pro rata based on the number of shares of the Common Stock held by each (as if their shares had been converted into Common Stock immediately prior to the record date for determining the stockholders of the Company eligible to receive such dividends). At the election of a holders of the Series A Preferred Stock, certain change of control events will be deemed a Liquidation.

                  VOTING RIGHTS. Each share of Series A Preferred Stock shall entitle the holder thereof to vote, in person or by proxy, at a special or annual meeting of stockholders, on all matters entitled to be voted on by holders of Common Stock voting together as a single class with other shares entitled to vote thereon. With respect to any such vote, each share of Series A Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares of Series A Preferred Stock into shares of Common Stock on the record date for determining the stockholders of the Company eligible to vote on any such matters. So long as the shares of Series A Preferred Stock are outstanding, the Company shall not, take, approve or otherwise ratify any of the following actions without the consent of at least a majority of the then outstanding shares of Series A Preferred Stock: (a) authorize or issue any new class or series of parity securities or senior securities; (b) purchase, repurchase or redeem any securities of the Company;
(c) increase or decrease the number of members constituting the size of the Board; (d) increase the authorized number of shares of Common Stock or Series A Preferred Stock; (e) effect any merger, combination, reorganization, or sale of all or substantially all of the Company's assets; (f) declare or pay dividends or any other distribution on shares of Common Stock or any other capital stock of the Company (other than a contemplated by the Series A Certificate); (g) amend its charter documents; or (h) increase the number of shares of Common Stock reserved for the employee option pool by more than 5% per year.

TERMS OF THE WARRANT

                  EXERCISE RIGHTS. The Common Stock underlying the Warrant may be purchased at a price per share equal to $2.00 (the "Exercise Price"). The Exercise Price may be paid in cash. The Exercise Price

CUSIP NO. 98241108                                                 PAGE 18 OF 23


and the number of shares issuable upon exercise of the Warrant will be subject to adjustment upon the occurrence of certain events as set forth in the Warrant.

                  EXERCISE PERIOD. The Warrant is exercisable at any time, or from time to time, from the date of issuance, May 8, 2002 until May 7, 2007.

TERMS OF THE REGISTRATION RIGHTS AGREEMENT

                  REGISTRATION RIGHTS. Pursuant to the Securities Purchase Agreement, the Company granted the Purchaser certain demand registration rights, "piggy-back" registration rights and Form S-3 registration rights as described more fully in the Registration Rights Agreement in connection with shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock or exercise of the Warrant ("Registrable Securities"). The Company has an obligation under the Registration Rights Agreement to prepare and file with the Securities and Exchange Commission (the "Commission") within sixty days following May 8, 2002 a registration statement on Form SB-1 or successor form registering the Registrable Securities. The purpose of such registration rights is to facilitate the Purchaser's ability to dispose of its Registrable Securities in a public sale.

ADDITIONAL DISCLOSURE

                  The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Series A Preferred Stock, Warrant, or Common Stock issued upon exercise of the Warrant or conversion of the Series A Preferred Stock in privately negotiated transactions or in the open market pursuant to the exercise of certain registration rights granted pursuant to the Securities Purchase Agreement as described above, in each case subject to the factors and conditions referred to above and to the terms of the Securities Purchase Agreement, the Series A Preferred Stock, the Warrant and the Registration Rights Agreement, as the case may be. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

                  Except as described in the Securities Purchase Agreement, the Warrant, the Series A Certificate or the Registration Rights Agreement, and as otherwise set forth in this Schedule 13D, no

CUSIP NO. 98241108                                                 PAGE 19 OF 23


Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As set forth above, on May 8, 2002, the Company issued to the Purchaser, and the Purchaser acquired, (i) 3,000,000 shares of the Series A Preferred Stock and (ii) a Warrant to purchase 3,000,000 shares of Common Stock, subject to adjustment under certain circumstances. Shares of the Preferred Stock are convertible into shares of Common Stock at any time. The Warrant is exercisable at any time until May 7, 2007. Accordingly, as of the date hereof and giving effect to the conversion of the Series A Preferred Stock and Warrants, each of the Reporting Persons may be deemed to beneficially own an aggregate of 9,000,000 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 16,687,786 shares of Common Stock outstanding as of March 12, 2002 as disclosed by the Company in its Proxy Statement filed with the Commission on April 10, 2002, represents approximately 35.0% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

CUSIP NO. 98241108                                                 PAGE 20 OF 23


                  (b)      (i)      Each of the Purchaser and Perseus-Soros
Partners may be deemed to have sole power to direct the voting and disposition of the 9,000,000 shares of Common Stock beneficially owned by the Purchaser.

                           (ii)     By virtue of the relationships between and
among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons, other than the Purchaser and Perseus-Soros Partners may be deemed to share the power to direct the voting and disposition of the 9,000,000 shares of Common Stock beneficially owned by the Purchaser.

                  (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons. The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As described in Items 3 and 4 above, on May 8, 2002, the Purchaser and the Company entered into to the Securities Purchase Agreement pursuant to which the Purchaser agreed to purchase an aggregate of 3,000,000 shares of Series A Preferred Stock, having the rights, privileges and preferences set forth in the Series A Certificate, and Warrants exercisable for an aggregate of 3,000,000 shares of Common Stock. The Purchaser and the Company also entered into the Registration Rights Agreement pursuant to which the Purchaser has certain demand registration rights, "piggy-back" registration rights and Form S-3 registration rights as described more fully in the Registration Rights Agreement. The Company has an obligation under the Registration Rights Agreement to prepare and file with the Commission within sixty days following May 8, 2002 a registration statement on Form SB-1 or successor form registering the Registrable Securities. The foregoing summaries of the Securities Purchaser Agreement, the Warrant and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 2, 3, 4 and 5.

CUSIP NO. 98241108                                                 PAGE 21 OF 23


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated May 20, 2002, among (i) Perseus-Soros BioPharmaceutical Fund, L.P., (ii) Perseus-Soros Partners, LLC, (iii) Perseus BioTech Fund Partners, LLC, (iv) SFM Participation L.P., (v) SFM AH, Inc., (vi) Frank H. Pearl, (vii) George Soros, (viii) Soros Fund Management LLC,
                                    (ix) Perseus EC, LLC and (x) Perseuspur,
                                    LLC.

                  Exhibit 2: Securities Purchase Agreement, dated as of May 7, 2002, between Bioenvision, Inc. and Perseus-Soros BioPharmaceutical Fund, L.P.

                  Exhibit 3: Certificate of Designations, Preferences and Rights, dated as of May 7, 2002, governing the Series A Convertible Participating Preferred Stock of Bioenvision, Inc.

                  Exhibit 4: Warrant, dated as of May 7, 2002, for 3,000,000 shares of Common Stock, par value $.001 per share, of Bioenvision, Inc. issued to Perseus-Soros BioPharmaceutical Fund, L.P.

                  Exhibit 5: Registration Rights Agreement, dated as of May 7, 2002, between Bioenvision, Inc. and Perseus-Soros BioPharmaceutical Fund, L.P.

                  Exhibit 6: Power of Attorney dated January 15, 2002 appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Sean Cullinan, Richard D. Holahan, Jr. and Robert Soros as Attorney-In-Fact for George Soros.

CUSIP NO. 98241108                                                 PAGE 22 OF 23

                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2002


                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH, Inc.
                                        General Partner

                                By:     /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH, Inc.
                                        General Partner

                                By:     /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur EC, L.L.C.
                                        Managing Member

                                By:     Perseuspur, LLC
                                        Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer


                                PERSEUS EC, L.L.C.

                                By:     Perseuspur, LLC
                                        Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer

CUSIP NO. 98241108                                                 PAGE 23 OF 23



                                PERSEUSPUR, LLC

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer


                                MR. FRANK H. PEARL

                                By:     /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl


                                SFM PARTICIPATION, L.P.

                                By:     SFM AH, Inc.
                                        General Partner

                                By:     /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                SFM AH, INC.

                                By:     /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                MR. GEORGE SOROS

                                By:     /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:     /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Assistant General Counsel

                                     ANNEX A

                    EXECUTIVE OFFICERS OF PERSEUS EC, L.L.C.



NAME/TITLE/CITIZENSHIP                 PRINCIPAL OCCUPATION              BUSINESS ADDRESS
----------------------                 --------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Executive Vice President              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

                                     ANNEX B

                      EXECUTIVE OFFICERS OF PERSEUSPUR, LLC



NAME/TITLE/CITIZENSHIP                 PRINCIPAL OCCUPATION              BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Executive Vice President              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

                                     ANNEX C

                       EXECUTIVE OFFICERS OF SFM AH, INC.


NAME/TITLE/CITIZENSHIP                 PRINCIPAL OCCUPATION              BUSINESS ADDRESS
----------------------                 --------------------              ----------------
Dan Eule                              Director of Tax of SFM LLC         888 Seventh Avenue
President                                                                33rd Floor
United States                                                            New York, NY 10106

Sean Cullinan                         Chief Financial Officer of SFM     888 Seventh Avenue
Vice President                        LLC                                33rd Floor
United States                                                            New York, NY 10106

Eve Mongiardo                         Chief Financial Officer of Soros   888 Seventh Avenue
Treasurer                             Private Funds Management, LLC      33rd Floor
United States                                                            New York, NY 10106

Richard D. Holahan                    Assistant General Counsel of SFM   888 Seventh Avenue
Secretary                             LLC                                33rd Floor
United States                                                            New York, NY 10106


                  To the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.